uralsvyazinform

Open Joint-Stock Company Uralsvyazinform
620014, 11 Moskovskaya Str., Ekaterinburg, Russia
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

26/V 2006 № 09.1-14/6620

На № ____________ от ______________

06013973

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 1 2006
WASH, D.C. 185

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 16, 2006 – May 25, 2006.

PROCESSED
JUN 0 5 2006
THOMSON
FINANCIAL

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 16, 2006

On May 16, 2006 the Federal Financial Markets Service registered Placement report on 07 series bond issue.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

Maturity terms of the bond issue:
The bonds shall be redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

Each part of the Bonds' par value shall be redeemed by the Paying agent by order and at the expense of the Issuer.

If the date on which the part of the Bonds' par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or banking day-off), the pay-off of a due amount shall be executed on the first working day following the day-off. The Bondholder is not entitled to demand charging of interest or any other compensation for such a delay in pay-off.

State registration number of the bond issue and the date of its state registration: **4-10-00175-A dd. November, 2006**

The name of the registering authority that performed the bond issue registration: **Federal Financial Markets Service.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The number of actually placed securities: **3,000,000 (three million) bonds.**
Par value: **RUR 1,000 (one thousand).**
The bonds' overall nominal value amounts to **RUR 3 bn.**
The part of actually placed bonds: **100%.**
The actual start date of bonds placement: **March 21, 2006**.
The mode of placement: **public subscription**.
The actual end date of securities placement: **March 21, 2006.**

The Issuer shall within 3 days since the date the written notification on Placement report registration had been obtained publish the text of the registered Placement report on its web-site, address http://www.usi.ru/. The text of the registered Placement report shall be available in Internet during 6 (six) months since the date it had been placed in Internet.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 17, 2006

On May 17, 2006 OJSC Uralsvyazinform obtained a notification on a new license issued for its services.

License type: license for rendering telecommunications services with broadcasting purposes.

Number, date of issuing the license, and State authority that issued the license: № 40865 dd. May 12, 2006 issued by the State Telecommunication Committee.

Term of the license: not specified in the Licensing Authority notification.

The date on which a respective decision of the Licensing authority on the present license issuance entered into force: May 12, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 25, 2006

Uralsvyazinform effected the first coupon payment on monetary bond issue of 06 series.

On May 25, 2006 Uralsvyazinform effected the first coupon payment on monetary bond issue of 06 series.

The category of bonds: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: 4-09-00175-A dd. November 3, 2005.

According to the Bonds Resolution the bonds' overall nominal value amounts to RUR 2 bn, coupon interest rate – 8.20 % per annum, payable every half-year.

The out-paid interest per one bond with par value of RUR 1,000 made up RUR 40.89.
The total value of payments amounted to RUR 81.780 thousand.

The procedure of coupon rate determination was defined in the Bonds Resolution and Prospectus approved by the Company's Board of Directors (Protocol # 7 dd. September 29, 2005).

The first coupon rate has been approved by the Company's General Director in the amount of 8.20 per cent per annum (Order # 1296 dd. November 24, 2005).

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru